

16013708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America Northcoast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America Northcoast Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

David W. Kuhr, Notary Public - State of Ohio, My Commission Expires: 12/16/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
America Northcoast Securities, Inc.
Beachwood, Ohio

We have audited the accompanying statement of financial condition of America Northcoast Securities, Inc. (an Ohio corporation), as of December 31, 2015, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of America Northcoast Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America Northcoast Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of America Northcoast Securities, Inc.'s financial statements. The supplemental information is the responsibility of America Northcoast Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240-17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 26, 2016

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 291,425
Commissions receivable from clearing broker and other broker-dealers	259,299
Marketable securities owned at fair value	865,275
Other assets	44,301
	$ 1,460,300
LIABILITIES	
Accounts payable and accrued expenses	$ 77,958
Deferred tax liability	22,000
	99,958
COMMITMENT	
SHAREHOLDER'S EQUITY	
Common stock, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Additional paid-in capital	1,119,142
Retained earnings	238,963
	1,360,342
	$ 1,460,300

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions	$ 1,959,710
Interest and dividends	49,231
Mutual fund fees	109,671
Trading loss – Net	(11,510)
Other	129,120
	2,236,222
EXPENSES	
Clearing expense	387,305
Payroll and benefits related expenses	508,939
Commissions	63,167
Communications and data processing	202,400
Occupancy	61,198
Professional fees	14,295
Office	11,958
Interest	2,462
Other	(8,063)
	1,243,661
INCOME BEFORE INCOME TAXES	992,561
PROVISION FOR INCOME TAXES	
Current	333,000
NET INCOME	$ 659,561

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK	COMMON STOCK CLASS B	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2015	$ 1,237	$ 1,000	$ 1,119,142	$ 192,402	$ 1,313,781
DIVIDENDS PAID				(613,000)	(613,000)
NET INCOME				659,561	659,561
BALANCE – DECEMBER 31, 2015	$ 1,237	$ 1,000	$ 1,119,142	$ 238,963	$ 1,360,342

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 659,561
Noncash items included in operations	
Deferred income taxes	(4,000)
Increase (decrease) in cash from changes in operating activities:	
Commissions receivable from clearing broker and other broker-dealers	142,714
Marketable securities owned - Net	(10,510)
Other assets	2,809
Accounts payable and accrued expenses	11,864
Net cash provided from operating activities	802,438
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends paid	(613,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	189,438
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	101,987
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 291,425
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 2,462
Taxes paid	$ 333,000

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

America Northcoast Securities, Inc. (the Company), a wholly-owned subsidiary of Arch Eagle Group, Inc. (the Parent), is a fully-disclosed broker/dealer registered with Financial Industry Regulatory Authority (FINRA). The firm is also registered with the Securities and Exchange Commission (SEC). The firm specializes in conducting security transactions for independent financial advisors and other small broker dealers. The firm is registered in all fifty states, including the State of Ohio, and the District of Columbia.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker (Pershing, LLC), which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2015, are cash and money market funds.

During 2015, substantially all of the Company's cash was held with the clearing broker in a money market fund.

Marketable Securities Owned

Marketable securities are carried at quoted market values with realized and unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

At December 31, 2015, the Company has approximately $172,150 of these securities in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2015, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2015, temporary differences which give rise to a deferred tax liability are related to the book versus tax treatment of unrealized losses on investments.

At December 31, 2015, the Company's gross deferred tax liability amounted to $22,000.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's current income tax provision is paid to the Parent. During 2015, $333,000 was paid to the Parent.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2012.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

3. FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Mutual funds are generally priced at ending net asset value provided by the service agent of the fund. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2015:

Description	Level 1	Level 2	Level 3
Open-end mutual fund	$ 285,250	$ -	$ -
Closed-end funds' preferred securities	580,025	-	-
	$ 865,275	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2015.

Included in trading gain – net for the year ended December 31, 2015 were net unrealized gains on marketable securities of $9,936.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(i), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $1,199,197, which was $949,197 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2015, the ratio was .065 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Common Stock.

7. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and hedge funds controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and a major shareholder of Ancora Advisors LLC, is the majority shareholder of The Ancora Group (TAG), which previously held 100% ownership in the Parent, Arch Eagle Group, and is now operating under a separation agreement that runs through 2017. Portfolio transactions for these funds through the Company resulted in commission income of $206,224 for 2015. The Company also received mutual fund fees from Ancora Trust of $5,312 for 2015.

The Company provides service to and processes transactions with Safeguard Securities, Inc., a broker-dealer under common ownership through The Ancora Group (TAG). Net revenues of $4,500 for these transactions and services were received by the Company during the year.

In its relationship with Pershing, The Company also provides clearing support for Safeguard Securities, an affiliate of Ancora Advisors, The Company has dually registered certain Safeguard Securities employee's with FINRA in order to pay out on business introduced to the Company. The Company and Safeguard Securities have an agreement whereby the Safeguard Securities receives 100% of the revenues less the associated clearing and other expenses it incurs. As a result, the impact of this relationship netted to zero for 2015 in the Company's revenues and expenses. The Company is owed from Safeguard Securities $760, which is included in other assets at December 31, 2015.

At December 31, 2015, the Company has $297,395 invested in the Ancora Income Fund, a separate series of Ancora Trust, which has retained Ancora Advisors LLC to manage the fund's investments.

The Company has a formal expense sharing agreement with The Arch Eagle Group, Inc. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by Arch Eagle on behalf of the Company. Payments are made to Arch Eagle to cover these expenses monthly in the amount of $49,355. Payments to Arch Eagle for covered expenses totaled $592,266 in 2015.

8. SUBSEQUENT EVENTS

The company has evaluated all subsequent events through February 26, 2016, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION OF THE
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 1,360,342
Less: Non-allowable assets:		
Other assets		43,636
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES AND MONEY MARKET FUNDS		1,316,706
Marketable securities	$ 111,711	
Money market funds	5,798	117,509
NET CAPITAL		$ 1,199,197
COMPUTATION OF AGGREGATE INDEBTEDNESS - INCLUDED LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 77,959
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 5,198
MINIMUM REQUIRED NET CAPITAL		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 949,197
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.065 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2015, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments that affect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

AMERICA NORTHCOAST SECURITIES, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
America Northcoast Securities, Inc.
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) America Northcoast Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which America Northcoast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) America Northcoast Securities, Inc. stated that America Northcoast Securities, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. America Northcoast Securities, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about America Northcoast Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 25, 2016

AMERICA NORTHCOAST SECURITIES, INC.

SEC RULE 15c3-3 EXEMPTIVE REPORT

America Northcoast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. America Northcoast Securities, Inc. is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

b. America Northcoast Securities, Inc. to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2015 without exception.

c. There were no exceptions noted.

America Northcoast Securities, Inc.

I, Richard Wunderlich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Financial Principal

Date: February 15, 2016

AMERICA NORTHCOAST SECURITIES, INC.

AGREED-UPON PROCEDURES

DECEMBER 31, 2015

AMERICA NORTHCOAST SECURITIES, INC.
DECEMBER 31, 2015

TABLE OF CONTENTS

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation............................1-2

Form SIPC-7..3-4

Hobe & Lucas
Certified Public Accountants. Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of America Northcoast Securities, Inc.
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by America Northcoast Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating America Northcoast Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. America Northcoast Securities, Inc.'s management is responsible for America Northcoast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting a difference of $629;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there was no overpayment credited forward from 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.
Independence, Ohio

February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033033 FINRA December
America Northcoast Securities, Inc.
2000 Auburn Drive, Suite 300
Cleveland, OH 44122-4328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard L Wunderlich (216)83

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 3,471
B. Less payment made with SIPC-6 filed (exclude interest) 07/27/15 & 02/23/16 Date Paid		(1,457)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,014
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,014
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$(2,030)	
H. Overpayment carried forward	$(16)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

America Northcoast Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23rd day of February, 20 16.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,236,221
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	11,725
Total additions	11,725
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	358,942
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	427,582
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	214
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Fees, Portfolio Accounting, Marketing Fees (Deductions in excess of $100,000 require documentation)	70,260
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,462	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,462
Total deductions	859,460
2d. SIPC Net Operating Revenues	$ 1,388,486
2e. General Assessment @ .0025	$ ~~2,014~~ (to page 1, line 2.A.)

AMERICA NORTHCOAST SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

AMERICA NORTHCOAST SECURITIES, INC.

DECEMBER 31, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................... 1 - 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2015 3

STATEMENT OF INCOME
Year ended December 31, 2015 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2015 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2015 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 10

SUPPLEMENTAL INFORMATION .... 11 - 13